ABRAXAS PETROLEUM CORPORATION
18803 Meisner Drive
San Antonio, Texas 78258
(210) 490-4788

August 3, 2016

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St. N.E.
Washington, D.C. 20549

Attn:	P.J. Hamidi

Re:	Registration Statement on Form S-3 (Registration No. 333-212342) filed by

Abraxas Petroleum Corporation, Abraxas Properties Incorporated, Sandia Operating Corp. and Raven Drilling, LLC (collectively, the “Registrants”) on June 30, 2016 and amended on July 20, 2016 and August 1, 2016

Gentlemen:

The Registrants filed a Registration Statement on Form S-3 (Registration No. 333‑212342) on June 30, 2016 (the “Registration Statement”), filed an amendment to the Registration Statement on July 20, 2016 and filed a second amendment on August 1, 2016.

The Registrants hereby request that the effectiveness of the Registration Statement be accelerated to become effective on August 8, 2016, at 4:30 p.m.., Eastern Time, or as soon thereafter as practicable.
The Registrants acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Geoffrey R. King
Geoffrey R. King
Vice President and Chief Financial Officer